August 11, 2016

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:         AzurRx BioPharma, Inc.
       Registration Statement on Form S-1
                       File No. 333-212511

Ladies and Gentlemen:

AzurRx BioPharma, Inc. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated to 5:00 p.m. on August 12, 2016, or as soon thereafter as practicable.

The Company acknowledges that (i) should the Securities and Exchange Commission (the “Commission”), or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, such declaration does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Very truly yours,

AZURRX BIOPHARMA, INC.

By:    /s/ Johan M. (Thijs) Spoor
Name:  Johan M. (Thijs) Spoor
          Title:   President and Chief Executive Officer